K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 23, 2019
Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
   Division of Investment Management
   Office of Disclosure and Review
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund File Numbers 333-219360; 811-22904

Dear Ms. Churko:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on July 23, 2019 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment to the Fund’s registration statement on Form N-2 filed on July 2, 2019 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.  Set forth below are the staff’s comments and the Fund’s responses.
Comment 1:  Please note the SEC staff’s position that any recapture under the Fund’s expense limitation agreement must be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.
Response:  Supplementally, the Fund notes that it is aware of the SEC staff’s position and that any such recapture will be consistent with such position.
Comment 2:  Please explain why the “Total Annual Fund Operating Expenses” amount for Class A Shares in the fee table (7.55%) differs from the “Ratio of expenses to average net assets before expense waiver and reimbursement” amount for Class A Shares in the Financial Highlights (6.73%) even after taking the Acquired Fund Fees and Expenses (4.43%) into account.
Response:  Supplementally, the Fund notes that the reason for the discrepancy is that the amount listed under Other Expenses in the fee table is estimated based on the Fund’s net asset value, consistent with the instruction in Form N-2 that Other Expenses must be estimated and stated as a percentage of net asset value “attributable to common shares.”  In contrast, the amount reflected in the Financial Highlights is calculated based on the net assets of each applicable class of shares.  With respect to the Fund, the discrepancy in the disclosure has no economic effect on investors, which receive the benefit of the Fund’s expense limitation agreement that will remain in effect up to and including July 31, 2020 and that is currently anticipated to be renewed at such time.

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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 617-261-3246.
Sincerely,

/s/ Pablo J. Man

cc:	Scott Zimmerman
Melanie Lorenzo
  Evanston Capital Management, LLC
Clair E. Pagnano
  K&L Gates LLP

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